EXHIBIT 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jupiter Programming Co., Ltd.:

We consent to the incorporation by reference in the registration statements (Nos. 333-116652, 333-116777, 333-116788, 333-116789 and 333-116790) on Form S-8 of Liberty Media International, Inc. of our report dated March 4, 2005, with respect to the consolidated balance sheets of Jupiter Programming Co., Ltd. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the two-year period ended December 31, 2004, which report appears in the December 31, 2004 Annual Report on Form 10-K of Liberty Media International, Inc.

KPMG AZSA & Co

Denver, Colorado
March 11, 2005